December 12, 2019

Peter Jackson
Chief Financial Officer
Builders FirstSource, Inc.
2001 Bryan Street, Suite 1600
Dallas, Texas 75201

       Re: Builders FirstSource, Inc.
           Form 10-K For Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 000-51357

Dear Mr. Jackson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services